February 14, 2020

Robert Dechant
Chief Executive Officer
IBEX LIMITED
1700 Pennsylvania Avenue NW, Suite 560
Washington, DC 20006

       Re: IBEX LIMITED
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted January 31, 2020
           CIK: 0001720420

Dear Mr. Dechant:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
January 16, 2020 letter.

Amendment No. 1 to Registration Statement on Form F-1

Prospectus Summary
Overview, page 1

1. Your disclosure states that you have experienced above-average growth rates in recent years. To provide context, please clarify what measure is growing and what you are using as a comparison to conclude that the growth rate is above-average. Capitalization, page 55

2. We note your disclosure that your pro forma as adjusted basis gives effect to the application of estimated net proceeds of the offering as described under Use of Proceeds.
 Robert Dechant
IBEX LIMITED
February 14, 2020
Page 2
         However, your disclosure under Use of Proceeds indicates that you have no binding obligations to enter into any of the acquisitions or investments that you describe. Please clarify whether you intend to use proceeds to pay down your debt. If so, please revise the
         Use of Proceeds disclosure to be consistent with the pro forma disclosures presented in this table.
Management's Discussion and Analysis of Financial Condition and Results of Operation
Overview
Overview, page 64

3. We note your revised disclosure in response to prior comment 2. Please further clarify how you define a high growth client, and whether your Velocity clients are also Fortune
         500 companies. If not, please provide further context to the size of these companies.
Consolidated Financial Statements
Notes to Financial Statements
19.5 Restricted Stock Award Program, page F-68

4. Your response to prior comment 9 indicates that the fair value of the Company's common shares used in the determination of the fair value of restricted shares granted in the year ended June 30, 2019 was $0.61 per common share. Revise your Critical Estimates and
         Judgments disclosures to describe the valuations methods used to estimate the market value of shares of common stock. In this regard, the disclosure should describe the methods utilized and explain why the valuation of your shares of common stock are significantly below the valuation of your preferential shares. Further, explain whether the methods employed will change as you approach the launching of your IPO.
       You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



FirstName LastNameRobert Dechant                              Sincerely,
Comapany NameIBEX LIMITED
                                                              Division of
Corporation Finance
February 14, 2020 Page 2                                      Office of
Technology
FirstName LastName